Exhibit 12.1

TRIANGLE PETROLEUM CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended January 31,					Six Months Ended July 31,
(in thousands, except ratios)	2011	2012	2013	2014	2015	2014	2015
Earnings
Net income (loss) before income taxes	$(20,277)	$(24,423)	$(14,484)	$81,421	$138,897	$49,444	$(426,986)
Plus: fixed charges	-	-	3,390	11,890	34,709	10,812	23,833
Plus: estimated amortization of capitalized interest	-	-	27	243	704	194	430
Minus: capitalized interest	-	-	(444)	(3,021)	(4,899)	(1,808)	(2,679)
Minus: equity (earnings) loss of non consolidated investments and minority interest	-	-	283	-	(81)	(64)	(1,398)
Earnings	$(20,277)	$(24,423)	$(11,228)	$90,533	$169,330	$58,578	$(406,800)

Fixed Charges
Interest expense	$-	$-	$2,672	$7,132	$25,100	$6,890	$18,972
Plus: capitalized interest	-	-	444	3,021	4,899	1,808	2,679
Plus: amortization of deferred loan costs	-	-	146	554	3,149	1,359	1,347
Plus: estimated interest component of rental expense	-	-	128	1,183	1,561	755	835
Fixed Charges	$-	$-	$3,390	$11,890	$34,709	$10,812	$23,833

Ratio of Earnings to Fixed Charges	N/A	N/A	-3.31x	7.61x	4.88x	5.42x	-17.07x
Deficiency	N/A	N/A	$14,618	N/A	N/A	N/A	$430,633